SIDLEY AUSTIN llp	BEIJING	GENEVA	SAN FRANCISCO
787 SEVENTH AVENUE	BRUSSELS	HONG KONG	SHANGHAI
NEW YORK, NY 10019	CHICAGO	LONDON	SINGAPORE
212 839 5300	DALLAS	LOS ANGELES	TOKYO
212 839 5599 FAX		NEW YORK	WASHINGTON, DC

lczepiel@sidley.com
(212) 839-8768	FOUNDED 1866

February 27, 2006
BY EDGAR
Ms. Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Whitehall Jewellers, Inc.
Schedule 14D-9, File No. 005-46037, filed February 13, 2006
     Dear Ms. Ransom:
     On behalf of our client, Whitehall Jewellers, Inc. (the “Company”), we are responding to the letter dated February 16, 2006 (the “Comment Letter”) from you to the Company. Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above the Company’s corresponding response.
Schedule 14D-9
          1. It does not appear that Whitehall Jeweller’s has complied with Rule 13e-3(d), (e) and (f) as a result of it’s recommendation of the Offer made by and the execution of the Agreement and Plan of Merger with Prentice Capital Management, LP, et al. See Q&A K.2. in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, located at www.sec.gov. Accordingly, please file a Schedule 13E-3 that reflects the disclosure required pursuant to that schedule or revise your Schedule 14D-9 to ensure that it addresses the disclosure required pursuant to Schedule 13E-3 and, pursuant to Instruction F of that Schedule, incorporate the disclosure you provide in your revised 14D-9. Please also ensure that you disseminate this information to your shareholders. We may have further comments upon receipt of your response.
          Response: The Company has addressed this comment by filing a Schedule 13E-3 that reflects the disclosure required pursuant to that schedule. As discussed with Celeste Murphy of your office on February 23, 2006, the Company has filed the Schedule 13E-3 and a Schedule 14D-9/A via EDGAR, and respectfully submits that no additional delivery of the Schedule 13E-3 or the Schedule 14D-9/A is required, since all the material information called for by the Schedule 13E-3 was previously disclosed in the
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

MS. MARA L. RANSOM FEBRUARY 24, 2006 PAGE 2	NEW YORK
Schedule 14D-9 and/or in the Schedule TO and 13E-3 filed by the bidders, and the additional disclosure in the Schedule 13E-3 and the Schedule 14D-9/A does not materially alter the mix of information provided to the Company’s stockholders.
Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3
          2. Refer to your discussion under “Other Interests of Certain Directors and Executive Officers,” where you direct readers to the discussion that appears in your proxy statement regarding the “change of control” provisions that will be triggered under Messrs. Desjardins and Patinkin’s severance agreements. Revise this discussion to quantify, both individually and in the aggregate, the change-in-control payments payable to these officers in connection with this transaction, pursuant to the terms of the agreements that are summarized in the proxy statement.
          Response: The Company has revised the discussion accordingly.
Item 4. The Solicitation or Recommendation, page 6
     (b) Background of the Offer; Reasons for Recommendation, page 6
     (i) Background, page 6
          3. We note that the Board of Directors concluded not to proceed further with the financing that was contemplated in March, 2005. Please revise to explain why not.
          Response: The Company has addressed this comment by amending the Schedule 14D-9 to explain that the Board of Directors concluded not to proceed further with the financing that was contemplated in March, 2005 in view of the ongoing discussions with potential buyers that were disclosed in the preceding paragraphs.
          4. We note that you had “discussions with potential buyers” after the death of Mr. Patinkin. How were these potential buyers put into contact with you or how were you put into contact with them? Similarly explain why they “decided not to present proposals”.
          Response: The Company respectfully notes that the fifth through eighth paragraphs on page 7 of the Schedule 14D-9 describe a process in which the Company retained a financial advisor and then another investment banking firm, which put the Company into contact with potential buyers. The Company does not know why these potential buyers decided not to present proposals.
          5. We note that you and your financial advisors “continued to contact various parties about a potential business combination, as well as other possible financing alternatives” in early 2005. Please revise to disclose how discussions proceeded, if at all, with the other parties and what alternatives were discussed. Similarly, you mention that you initiated

MS. MARA L. RANSOM FEBRUARY 24, 2006 PAGE 3	NEW YORK
and engaged in discussions with Prentice, among others, regarding a proposed bridge loan financing in September 2005. What happened with the other parties you engaged in discussions with?
          Response: The Company has addressed this comment by amending the Schedule 14D-9 to disclose that the Company held discussions with a strategic buyer, a venture capital firm and a supplier. Such discussions related to a potential acquisition, significant minority investments or strategic relationships, were preliminary in nature and did not result in any specific proposals.
          Similarly, with respect to the bridge loan financing discussions in September 2005, the Company has amended the Schedule 14D-9 to disclose that the Company held discussions with parties other than Prentice, that preliminary due diligence was shared with such parties, but that these discussions were preliminary in nature and did not result in any specific proposals (other than the Newcastle proposals described in the Schedule 14D-9).
          6. Elaborate upon the proposals that were made by Newcastle to address what consideration was given to them by the Board. For example, what happened with the proposals made by Newcastle on September 7, 12 and 18, 2005?
          Response: The Company has addressed this comment by providing clarifying disclosure with respect to the consideration given to the Newcastle September 7, 2006 proposal. As disclosed on page 10 of the Schedule 14D-9, the September 7, 2005 proposal made by Newcastle was conditioned upon Ms. Beryl Raff becoming and continuing to be the Chief Executive Officer of the Company, but Ms. Raff had informed the Company earlier that same day that she had resigned from all positions with the Company. The Company has clarified that, since the proposal was subject to a condition that, by its terms, could not be satisfied, the Company did not view the September 7 proposal as a bona fide proposal.
          Newcastle made numerous proposals, including the September 12 proposal and the September 18 proposal for convertible note financings that were highly conditional and that expired either the day after they were submitted or a few days later, allowing little or no time for the Company to consider the terms or enter into substantive discussions with Newcastle. In addition, the Company considered all of these proposals to be evolving versions of essentially the same proposal, which was ultimately considered at the September 21, 2005 meeting discussed on page 13 of the Schedule 14D-9. However, the Company has amended the Schedule 14D-9 to indicate that (1) on September 12, the Special Committee met telephonically to discuss the Newcastle offer and its contingencies, (2) from September 14, 2005 through September 21, 2005, a representative of Shaw Gussis, counsel to the Company, spoke to counsel for Newcastle numerous times regarding a possible Newcastle transaction with the Company, (3) on September 18, 2006, the Special Committee met telephonically to discuss the Newcastle proposal and noted its lack of definition and lack of trade support and (4) it was the Company's view that the Newcastle proposals received by the Company during this time period did not provide sufficient liquidity to meet the Company’s needs.

MS. MARA L. RANSOM FEBRUARY 24, 2006 PAGE 4	NEW YORK
          With respect to Newcastle’s October 26, 2005 proposal, as disclosed on page 18, the Special Committee responded to this proposal on October 27, 2005 by indicating that, on the advice of its financial advisors and counsel, the Board had determined that it could not conclude, from the information provided on the Newcastle proposal, that such proposal was reasonably likely to result in a “Superior Proposal” within the meaning of the October 3, 2005 Prentice securities purchase agreement. The Company has clarified that, in making this determination, the Board considered the fact that the proposal did not contemplate providing sufficient liquidity to meet the Company’s needs, the contingent nature of Newcastle’s proposal, the lack of committed senior financing, and the fact that Newcastle did not have an arrangement in place with the Company’s vendors.
          The Company respectfully submits that the Schedule 14D-9 provides sufficient disclosure with respect to the consideration given to each other Newcastle proposal. For example, as disclosed on page 13 of the Schedule 14D-9, on September 21, 2005, the Special Committee met by telephone with management and a number of its advisors to discuss the proposals from both Newcastle and Prentice, and the Special Committee concluded that it should recommend to the Board of Directors that the Company sign the Prentice term sheet. As also discussed on page 12, on September 21, 2005, the Board voted to authorize and direct management to execute the term sheet from Prentice. With respect to Newcastle’s September 27, 2005 proposal, as disclosed on page 16 of the Schedule 14D-9, the Special Committee discussed the relative merits of this proposal and the Prentice term sheet on September 29, 2005. As disclosed on page 17, on October 3, 2005, the Special Committee unanimously recommended approval of the Prentice transaction to the Board of Directors, which adopted resolutions authorizing the Prentice transaction.
          With respect to Newcastle’s tender offer commenced on December 5, 2005, as disclosed on page 19, the Company delivered a letter to Newcastle on December 6, 2005 advising that the Board was considering the tender offer and requesting information necessary for the Board to understand Newcastle’s conditions to the offer and to evaluate the offer. As disclosed on page 19, the Company issued a “stop, look and listen” announcement on December 7, 2005, indicating that its Board of Directors and management were reviewing the financial and other terms of the Newcastle tender offer, and on December 13, 2005, the Board, along with the Company’s management and financial and legal advisors, held a telephonic meeting to review the Newcastle tender offer and determined to engage in negotiations with Newcastle. As disclosed on page 20, the Company filed a Schedule 14D-9 on December 16, 2005 recommending that the Company’s stockholders reject the Newcastle offer. With respect to Newcastle’s amendment of its tender offer on January 4, 2006, as disclosed on page 22, that evening the Board of Directors met to consider its recommendation with respect to the revised offer, and on January 6, 2006, the Company filed a Schedule 14D-9/A recommending that the Company’s stockholders reject the Newcastle offer. With respect to Newcastle’s amendment of its tender offer on January 10, 2006, as disclosed on page 23, the Board responded with a January 11, 2006 letter that requested evidence of Newcastle’s financial wherewithal, as well as a reduction of conditions that could cast any doubt on the transaction’s ability to timely close.

MS. MARA L. RANSOM FEBRUARY 24, 2006 PAGE 5	NEW YORK
          With respect to Newcastle’s irrevocable offer to acquire the Company at $1.50 per share, as disclosed on page 24, the Board unanimously determined after consultation with the Company’s financial and legal advisors in accordance with the Prentice securities purchase agreement that the Newcastle transaction constituted a “Superior Proposal”. As disclosed on page 27, on February 1, 2006, the Board of Directors concluded that the January 24 Newcastle binding proposal no longer constituted a “Superior Proposal” relative to the revised Prentice transaction.
          7. Elaborate upon the Special Committee’s determination that the “economics of the Prentice offer...were at least somewhat superior to that of Newcastle...” Quantify the special committee’s findings, if possible. Similarly, please elaborate upon the “relative merits of the Prentice Term Sheet and the revised proposal from Newcastle” that were discussed on September 29, 2005.
          Response: The Company has addressed this comment by amending the Schedule 14D-9 to clarify that the Special Committee’s determination on September 21, 2006 that the economics of the Prentice proposal were at least somewhat superior to that of Newcastle was based on the fact that the Prentice proposal offered $5 million more in financing than the Newcastle proposal. The Company has also elaborated upon the September 29, 2005 discussions, which included discussion of the circumstances surrounding the proposals, including (1) the logistics required to close the transactions, (2) the apparent comfort of the lenders with Prentice, (3) the fact that the Vendor Term Sheet had been finalized in connection with the Prentice proposal and no similar arrangement had been finalized in connection with the Newcastle proposal and (4) the need to address the Company’s liquidity issues quickly in order to ensure that vendors would continue to ship merchandise to the Company in light of the approaching holiday season.
     (ii) Reasons for the Recommendation, page 27
          8. Please revise to elaborate upon the reasons why the Board deemed the offer fair instead of just citing factors that the board considered before recommending the offer and explain how each factor supports or does not support the decision to reject the offer. For example, indicating that “the business and financial prospects of the Company as an independent company, and the risks and uncertainties associated with the Company’s financial position” without disclosing how these factors assisted the Board in recommending the offer is of limited utility to security holders. Please revise.
          Response: The Company has addressed this comment by amending the Schedule 14D-9 to elaborate upon the reasons why the Board deemed the offer fair and to explain how each factor supports or does not support the decision to recommend the offer.
          9. Please expand the second bullet point to explain how the historical and recent market prices of Shares contributed to the Board’s decision to recommend the offer.

MS. MARA L. RANSOM FEBRUARY 24, 2006 PAGE 6	NEW YORK
          Response: The Company has addressed this comment by amending the Schedule 14D-9 to expand the second bullet point to address the historical and recent market prices of Shares.
          10. We note your indication that Duff & Phelps reviewed and considered certain financial projections of Whitehall. Considering the going private nature of this transaction, any non-public information used by Duff & Phelps in formulating its fairness opinion should be summarized in the filing. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Duff & Phelps’s reliance upon those materials to be reasonable.
          Response: The Company has addressed this comment by amending the Schedule 14D-9 to summarize the material financial projections used by Duff & Phelps in formulating its fairness opinion and to provide related, appropriate disclosure.
          11. With respect to the analyses conducted by Duff & Phelps, we suggest that you take each analysis to the next step. In other words, quantify the analyses if possible, such as the Analysis of Potential Impact on Senior Credit Facility and Analysis of Proposed Transaction Fees. With respect to the analyses for which you have provided a range, consider providing additional detail disclosing how you arrived at that range. Discuss what the range of numbers you disclose means and how they impact or relate to the determination that the transaction is fair.
          Response: The Company has addressed this comment by amending the Schedule 14D-9 to provide additional disclosure quantifying the Duff & Phelps analyses where possible and, with respect to the analyses for which a range is provided, providing additional detail disclosing how Duff & Phelps arrived at that range, discussing what the range of numbers disclosed means and how they impact or relate to the determination that the transaction is fair.
Annex III
          12. We note that the opinion has been addressed “solely for the Board of Directors” and the limitation on reliance by shareholders that this language implies. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable legal authority addressing the availability of such a potential defense. In the absence of any applicable legal authority, disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Whitehall under applicable laws. Further, disclose that the availability of such a legal defense to either financial advisor would have no effect on the rights and responsibilities of the company’s board of directors under the federal securities laws.

MS. MARA L. RANSOM FEBRUARY 24, 2006 PAGE 7	NEW YORK
          Response: Annex III to the Company’s Schedule 14D-9 has been revised accordingly.
Closing Comments
          Attached as Exhibit A please find the Company’s acknowledgement as to the accuracy and adequacy of the disclosure.
          Please direct any questions or further communications relating to the above to the undersigned at (212) 839-5918 or, alternatively, Lori Anne Czepiel at (212) 853-8768. Thank you.

Very truly yours, /s/ Gabe Saltarelli Gabe Saltarelli

cc:	Jean FitzSimon Whitehall Jewellers, Inc.

EXHIBIT A
Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
February 27, 2006
Re:	Whitehall Jewellers, Inc. Schedule 14D-9, File No. 005-46037, filed February 13, 2006
Ladies and Gentleman:
          I, John Desjardins, as the Executive Vice President and Chief Financial Officer of Whitehall Jewellers, Inc. (“Whitehall”), am delivering this letter at the request of the Securities and Exchange Commission (the “SEC”) in its letter dated February 16, 2006.
Whitehall has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the SEC of Schedule 14D-9, File No. 005-46037, filed February 13, 2006.
          Whitehall acknowledges that (i) Whitehall is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (ii) staff comments or changes to disclosure in response to staff comments in Whitehall’s filings with the SEC reviewed by the staff do not foreclose the SEC from taking any action with respect to Whitehall’s filings; and (iii) Whitehall may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
Whitehall Jewellers, Inc.

By:	/s/ John Desjardins
John Desjardins
Executive Vice President
and Chief Financial Officer
Whitehall Jewellers, Inc.